UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 27, 2022
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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This report includes the media release and the slides for the presentation to investors in connection with the 1Q22 results.

Media Release Zurich, April 27, 2022

Ad hoc announcement pursuant to article 53 LR
Credit Suisse reports net revenues of CHF 4.4 bn and pre-tax loss of CHF 428 mn along with a CET1 ratio of 13.8% in 1Q22

“The first quarter of 2022 has been marked by volatile market conditions and client risk aversion. These conditions, together with the impact from our reduction in risk appetite in 2021 as we took decisive actions to strengthen our overall risk and controls foundation, had an adverse impact on our net revenues. Our operating expenses were higher year on year, driven in particular by higher previously reported litigation expenses of CHF 703 mn for the quarter as we continued our proactive approach to resolving  litigation matters. Against this backdrop, we reported a pre-tax loss for the quarter; however, on an adjusted* basis, we reported a pre-tax income of CHF 300 mn, including the adverse impact of CHF 206 mn of losses related to Russia’s invasion of Ukraine.
2022 is a transition year, and our clear focus remains on the disciplined execution of our new Group strategy as announced in November 2021: strengthening our core, simplifying our organization and investing for growth. We went live with our new structure in January; have reduced the allocated capital in the IB by USD 2.5 bn, 82% of our ambition of more than USD 3.0 bn; and have made significant progress on various other strategic priorities. I am confident that we are well positioned to build a stronger and client-centric bank that puts risk management at the core to deliver sustainable growth and value for investors, clients and colleagues.”
Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG

Credit Suisse Group results for 1Q22
Reported (CHF mn)	1Q22	4Q21	1Q21	Δ4Q21	Δ1Q21
Net revenues	4,412	4,582	7,574	(4)%	(42)%
Provision for credit losses	(110)	(20)	4,394	-	-
Total operating expenses	4,950	6,266	3,937	(21)%	26%
Pre-tax income/(loss)	(428)	(1,664)	(757)	-	-
Effective tax rate	35%	(25)%	69%	-	-
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)	-	-
Return on tangible equity	(2.6)%	(20.9)%	(2.6)%	-	-
Cost/income ratio	112%	137%	52%	-	-
Net New Assets (NNA) in CHF bn	7.9	1.6	28.4	-	(72)%
Assets under Management (AuM) in CHF bn	1,555	1,614	1,596	(4)%	(3)%
Adjusted* (CHF mn)	1Q22	4Q21	1Q21		Δ1Q21
Net revenues	4,582	4,384	7,430	4%	(38)%
Provision for credit losses	45	(15)	(36)	-	-
Total operating expenses	4,237	4,071	3,870	4%	9%
Pre-tax income/(loss)	300	328	3,596	(8)%	(92)%
o/w Russia-related	(206)

Capital ratios for 1Q22

13.8%	4.3%	6.1%
CET1 ratio vs. 12.2% in 1Q21	CET1 leverage ratio vs. 3.8% in 1Q21	Tier 1 leverage ratio vs. 5.4% in 1Q21

Media Release Zurich, April 27, 2022

Summary of 1Q22 performance

For our first quarter of 2022 we saw net revenues decrease by 42% year on year, driven by a decline in Investment Bank (IB) net revenues, down 51%, on a USD basis; a decline in Wealth Management (WM) net revenues, down 44%; as well as a decline in Asset Management (AM) net revenues, down 10%. These were only slightly offset by a revenue increase in Swiss Bank (SB) for the quarter, up 8% year on year. Reported net revenues included real estate gains of CHF 164 mn, offset by a loss of CHF 353 mn related to our equity investment in Allfunds Group and CHF 148 mn from Russia-related impacts. We had adjusted* net revenues of CHF 4.6 bn, down 38% year on year.

The economic environment and market conditions throughout the quarter placed challenges on a number of our business areas with changes in interest rate expectations, inflationary pressures as well as geopolitical tensions impacting wider market conditions and business activity.

We recorded a net release of provision for credit losses of CHF 110 mn for 1Q22, including a CHF 155 mn release related to an assessment of the future recoverability of receivables related to Archegos, which was partly offset by CHF 58 mn of provision for credit losses related to Russia’s invasion of Ukraine.

Reported operating expenses of CHF 5.0 bn were up 26% year on year primarily driven by litigation provisions of CHF 703 mn, of which major litigation provisions were CHF 653 mn, and increased cash accruals for compensation due to normalized deferral levels of CHF 214 mn. We had CHF 152 mn of select strategic investments such as the centralization of our procurement processes, investments in Group-wide infrastructure, as well as risk and compliance. Our adjusted*

operating expenses for 1Q22 of CHF 4.2 bn were up 9%, primarily driven by the increased cash accruals for compensation due to normalized deferral levels.

We reported a pre-tax loss of CHF 428 mn compared to a pre-tax loss of CHF 757 mn in 1Q21. Our adjusted* pre-tax income for 1Q22 was CHF 300 mn, down 92% year on year, including Russia-related losses of CHF 206 mn, and compared to an exceptionally strong 1Q21, primarily reflecting reduced client activity and capital markets issuances in volatile market conditions, as well as reflecting the cumulative reduction in risk appetite throughout 2021, increased cash accruals for compensation due to normalized deferral levels and the impact of hedging volatility due to flattening yield curve on Treasury books.

We reported a net loss attributable to shareholders of CHF 273 mn, compared to net loss attributable to shareholders of CHF 252 mn in 1Q21.

We had Group NNA of CHF 7.9 bn in 1Q22, compared to CHF 28.4 bn in 1Q21. Our global wealth management NNA for 1Q22, which includes our Wealth Management (WM) division and Private Banking Switzerland, were CHF 4.6 bn; we recorded positive NNA across all regions in WM despite volatile markets. The contributions on a regional level from WM and Private Banking Switzerland were CHF 2.1 bn in Switzerland, CHF 0.6 bn in EMEA, CHF 1.8 bn in APAC and CHF 0.1 bn in Americas. Swiss Bank’s NNA of CHF 6.0 bn was largely driven by its institutional clients business.

We maintained a resilient capital base with our CET1 capital ratio at 13.8%, our CET1 leverage ratio at 4.3% and our Tier 1 leverage ratio at 6.1% at the end of 1Q22.

Net revenues for 1Q22 and 1Q21 by region

Switzerland EMEA Asia Pacific Americas	Switzerland EMEA Asia Pacific Americas

Media Release Zurich, April 27, 2022

Outlook
The combination of the current geopolitical situation following Russia’s invasion of Ukraine and the significant monetary tightening initiated by several of the major central banks in response to inflation concerns have resulted in heightened volatility and client risk aversion so far this year. While the Swiss Bank delivered a resilient performance and Equity Derivatives, M&A and Securitized Products had solid performances in 1Q22, overall, this market environment, in combination with the cumulative effect of our newly defined risk appetite as executed during 2021, has led to an adverse impact on client activity in our Wealth Management division as well as a reduction in the level of capital markets issuances within our Investment Bank. Furthermore, the Investment Bank has relatively limited exposure to business areas, such as interest rate trading, which have benefited from these developments.

We would expect these market conditions to persist in the coming months. In our Wealth Management business, while revenues should benefit later in the year from the higher interest rate environment, client risk appetite may remain subdued. Within the Investment Bank, while our M&A advisory pipeline is up both sequentially and on a year on year basis, and our leveraged finance business remains active, our ability to complete this client business is dependent on market conditions. Although the risk profile of our business is improving, our revenues will be adversely impacted by the cumulative reduction in our risk appetite in 2021 and by the exit from the majority of our Prime Service business. With regard to expenses, while variable compensation is expected to be subdued given the market environment, we expect increased cash accruals for compensation due to normalized deferral levels. Furthermore, we expect to see continued significant remediation spend in Risk, Compliance and Infrastructure. We continue to execute our expense saving programs and our outsourcing of our procurement function should generate significant savings; however, the bulk of the benefits from this broader program are only expected to be achieved in 2023.

As previously highlighted at our Investor Day on November 4, 2021, the year 2022 will be one of transition for Credit Suisse. The benefits from the strategic capital reallocation towards our core businesses and the structural cost savings from the reorganization measures that we are currently implementing should largely materialize from 2023 onwards. In this respect, we are focused on disciplined execution of our strategy with a clear focus on strengthening and simplifying our integrated model and investing in sustainable growth, while placing risk management at the very core of the bank.

Select Group strategy execution measures and progress

We are focused on refining and reinvigorating our franchise in order to drive forward our vision for Credit Suisse. This strategic vision builds on our considerable strength and is expected to support our path to long-term, sustainable growth. Our strategy has addressed fragmentation with the creation of an integrated Wealth Management and global Investment Bank division. We are making clear choices and plan to make significant investments in businesses and markets where we believe we have sustainable, competitive advantages.

We plan to shift around CHF 3 bn of capital into Wealth Management over the next three years and invest in all our core businesses.

Over the course of 1Q22 we have achieved the following relating to our Group strategy:
◾ Achieved 82%, or USD 2.5 bn, of our ambition to release more than USD 3 bn of capital allocated to IB to shift into our core businesses
◾ Launched an outsourcing agreement on April 1, 2022 with ChainIQ, and are on track to deliver centralized procurement savings, as well as stepping up synergies from unified operating platforms and divisions. This puts us on our way toward meeting our ambition of CHF 1 bn to 1.5 bn in structural cost savings per annum by 2024 to invest in growth initiatives
◾ Reinforced our integrated model and driving an increase in collaboration across divisions by launching Private & Growth Markets in the IB, a joint venture with WM, and refocusing our efforts on our GTS platform to reinforce collaboration between IB and WM
◾ In global wealth management, which includes our WM division and Private Banking in Switzerland, we achieved a mandate penetration level near that of our medium-term ambition of between 33% and 35%; as of the end 1Q22, our mandate penetration stands at 33%, compared to 32% at the end of 4Q21
◾ In the Investment Bank, we made considerable progress toward our ambition of exiting Prime Services[1] by the end of 2022. We have reduced Prime balances by 84% since 1Q21
◾ In our Swiss Bank, we are more than halfway toward our goal of 200,000 clients for our digital offering CSX by year-end 2022, which is currently used by approximately 125,000 clients; this reflects the ongoing strength in our home market

Media Release Zurich, April 27, 2022

Supply Chain Finance Funds Matter Update

Credit Suisse Asset Management (CSAM) continues to pursue all available avenues for recovery of the funds on behalf of our investors; this remains a priority. We continue to update stakeholders via publicly disclosed Q&As and portfolio details, the latest of which was published on April 13, 2022.

As of March 31, 2022, the focus areas account for approximately USD 2.18 bn. Regarding GFG Australia, the total cash amount returned via monthly payments, as well as the initial payment, since October 2021 is approximately AUD 204 mn (USD 148 mn)2. Discussions with GFG Alliance and Bluestone regarding refinancing and restructuring of other assets are ongoing. Furthermore, we have, as of March 31, 2022, filed 14 insurance claims through the filing process with Greensill Bank. These 14 claims have corresponding CSAM total underlying exposure of approximately USD 2.0 bn.

Impact of Russia’s invasion of Ukraine

We actively managed our exposure to Russia’s invasion of Ukraine across our businesses. We have substantially reduced our Russia net credit exposure3 to CHF 373 mn, a 56% reduction since the end of 2021. Our net credit exposure4 to Russian financial institutions is down 67% since the end of 2021 and we are continuing to reduce our exposures. Our corporate and individual clients are highly collateralized with non-Russian collateral and limited losses.

In 1Q22, we had losses of CHF 206 mn related to Russia’s invasion of Ukraine which negatively impacted our results. This includes CHF 148 mn from trading and fair value losses and CHF 58 mn in provision for credit losses, primarily reflecting non-specific provisions of CHF 44 mn for expected credit losses due to increased credit risk.

Additionally, the net asset value of our Russian subsidiaries is at CHF 0.2 bn, down CHF 16 mn compared to the end of 4Q21.

Media Release Zurich, April 27, 2022

Divisional summaries

Wealth Management (WM)
Adjusted* pre-tax income QoQ in CHF million

1Q22
On an adjusted* basis, WM’s pre-tax income fell to CHF 212 mn, down 74% year on year, however up when compared to 4Q21. The reduction in reported pre-tax income reflects certain headwinds, including a loss on the equity investment in Allfunds Group of CHF 353 mn, litigation provisions of CHF 237 mn, an adverse Russia-related impact of approximately CHF 99 mn, including credit provisions of CHF 40 mn. The year on year decrease in adjusted* pre-tax income was driven by lower adjusted* net revenues, down 22%, mainly due to lower transaction activity, as well as higher adjusted* operating expenses, up 16%, reflecting the increased cash accruals for compensation due to normalized deferral levels, technology investments, higher Group-wide risk and compliance costs, and higher relationship manager headcount. In 1Q22, we made progress on laying the foundations for an integrated Wealth Management division by implementing the new organizational structure to execute on our long-term vision for the division. This included the launch of new strategic capabilities including the Financing & Products group, Investment Solutions and Sustainability as well as Client Segment Management.

WM had reported net revenues of CHF 1.2 bn, down 44% year on year. The decline in reported net revenues was driven by weaker GTS revenues, lower brokerage and product issuance fees and the CHF 353 mn loss on the equity investment in Allfunds Group, partially offset by gains on real estate sales of CHF 25 mn. Results also included mark-to-market losses[5] in APAC Financing of CHF 34 mn, as well as negative revenues in connection with the SCFF fee waiver program of CHF 26 mn. Adjusted* net revenues of CHF 1.5 bn, were down 22% driven by lower transaction- and performance-based revenues, down 38%, due to a strong comparable in 1Q21 and lower GTS revenues and lower brokerage and product issuance fees, including structured product revenues, due to challenging market conditions in 1Q22. We also saw lower net interest income, down 8%, and lower recurring commissions and fees, down 5%, primarily due to lower lending volumes.

WM had NNA of CHF 4.8 bn for the quarter with inflows mainly in the Swiss ultra-high net worth business and Asia Pacific as well as our external asset manager business. WM recorded AuM of CHF 707 bn in 1Q22, this compares to CHF 757 bn in 1Q21 and CHF 743 bn in 4Q21, reflecting unfavorable markets movements and structural effects, including certain de-risking measures and CHF 10.4 bn related to sanctions imposed in connection with Russia’s invasion of Ukraine, partially offset by favorable foreign exchange-related movements and net new assets. Additionally, WM had client business volume of CHF 1.0 trn, down 9% year on year.

Media Release Zurich, April 27, 2022

Investment Bank (IB)
Adjusted* pre-tax income/loss QoQ in USD million

1Q22
On an adjusted* basis the IB posted a pre-tax loss of USD 55 mn, down from pre-tax income of USD 2.4 bn in 1Q21, reflecting lower client activity, the impact of reduced capital usage as we de-risked our franchise, and Russia-related losses of USD 97 mn in GTS from trading and fair value losses. Reported pre-tax income included real estate gains of USD 57 mn and an Archegos impact of USD 174 mn6. Total reported operating expenses were up 6% and adjusted* operating expenses increased by 6% year on year primarily driven by increased cash accruals for compensation due to normalized deferral levels and higher Group-wide technology, risk and compliance expenses. The division’s reported net revenues were USD 2.1 bn for 1Q22, down 51% year on year due to a strong comparable in 1Q21, substantially reduced capital markets revenues, normalized fixed income activity, Russia-related losses as well as reduced capital usage.

Capital markets revenues decreased 66% year on year, reflecting a significant slowdown in equity capital markets issuances, due to elevated volatility compared to more favorable markets in 1Q21, and a reduced risk appetite in our leveraged finance business. Despite this decline, we gained share of wallet quarter on quarter[7]. We saw a reduction in our Advisory revenues, down 14% year on year, due to reduced M&A fees. Revenues in our Fixed Income Sales & Trading business were down 50% year on year, primarily reflecting more normalized conditions within our Securitized Products business compared to a robust 1Q21, although results were significantly higher than historical levels. Equity Sales & Trading revenues declined by 47% year on year due to our announced exit[8] from prime services, lower equity derivatives trading results, as well as lower Cash trading volumes. GTS revenues declined year on year compared to a record 1Q21, due to the Russia-related losses as well as our strategy to reduce risk in Emerging Markets. However, we continued to see a resilient performance in Equity Derivatives, even though lower year on year due to a comparably strong 1Q21, given increased volatility through the quarter.

Risk Weighted Assets declined 21% year on year and leverage exposure declined 18% primarily due to reductions in Prime Services. We have reduced allocated capital by USD 2.5 bn since the end of 2020 and remain on track to achieve our ambition of more than USD 3 bn capital release by 2022.

Media Release Zurich, April 27, 2022

Swiss Bank (SB)
Adjusted* pre-tax income QoQ in CHF million

1Q22
Swiss Bank had resilient results in 1Q22 despite higher compensation expenses.

SB had an adjusted* pre-tax income of CHF 385 mn, down 8% year on year, mainly due to higher adjusted* operating expenses, up 5%, from increased cash accruals for compensation due to normalized deferral levels, targeted investments in the business and higher Group-wide technology, risk and compliance costs. Provision for credit losses were up compared to 4Q21, with an impact of CHF 14 mn related to Russia.

SB’s reported net revenues were CHF 1.1 bn, up 8% year on year; these included real estate sale gains of CHF 84 mn in 1Q22. The division’s adjusted* net revenues were stable. Recurring commissions and fees were up 7% year on year mainly driven by higher revenues from our investment in Swisscard and also reflected higher AuM levels. However, these were offset by lower net interest income, down 3%, and lower transaction-based revenues, down 4%, due to lower investment banking collaboration revenues.

SB had NNA of CHF 6.0 bn entirely driven by our institutional clients business. The division’s AuM as of the end of 1Q22 was CHF 582 bn, up from CHF 571 bn at the end of 1Q21 and compared to CHF 598 bn at the end of 4Q21. SB had client business volume of CHF 871 bn in 1Q22, up 2% year on year. Net loans were down 1% compared to 1Q21, however, they were up 1% compared to 4Q21, driven by our corporate banking and institutional clients businesses.

Media Release Zurich, April 27, 2022

Asset Management (AM)
Adjusted* pre-tax income QoQ in CHF million

1Q22
AM had an adjusted* pre-tax income of CHF 51 mn for 1Q22, down 62% year on year, driven by a combination of lower adjusted* net revenue, down 10%, and, higher adjusted* operating expenses, up 15%. Adjusted* operating expenses were up primarily due to increased cash accruals for compensation due to normalized deferral levels, expenses related to the SCFF matter and higher Group-wide technology, risk and compliance costs.

AM’s reported net revenues were down 10% year on year at CHF 361 mn while adjusted* net revenues were at CHF 359 mn, down 10%. The decrease in revenues was due to lower performance, transaction and placement revenues, down 52% year on year, driven by investment-related losses complemented by lower performance and transaction fees, as well as lower recurring management fees, down 3%, due to increased investor bias towards passive products and continued margin pressure. These declines were partly offset by higher investment and partnership income, up 48%, mainly due to higher investment-related gains.

AM had net asset outflows of CHF 0.6 bn for the quarter, mainly driven by outflows from Fixed Income and Credit, partially offset by inflows into Index Solutions and an emerging markets joint venture. AM had AuM of CHF 462 bn at the end of 1Q22, down 3% compared to the previous quarter, primarily due to unfavorable market performance, but up 1% year on year.

Media Release Zurich, April 27, 2022

Progress on our sustainability ambitions and strategy

Credit Suisse continued to focus on its sustainability strategy, driving activity across divisions and functions in 1Q22. The bank continues to emphasize the importance of sustainability as a core element of its value proposition for its clients, shareholders, employees and society.

Summary of recent sustainability-related activity:
◾ 1Q22 Sustainable AuM of CHF 144 bn9, up 22% year on year resulting in 9.3% Sustainable AuM penetration as of March 31, 2022[10]
◾ Credit Suisse Asset Management has joined the Net Zero Asset Manager’s initiative, on March 22, further supporting the Group’s commitment to achieve net zero across our supply chain, operations and finance activities by 2050
◾ Won the 2022 Environmental Finance, ‘Award for innovation – bond structure (sustainability bond)’ and the ‘Sustainability bond of the year – sovereign’ award
◾ The announcement of enhanced sector policy restrictions to the financing of climate-sensitive sectors, including oil sands, deep-sea mining, Arctic oil and gas and palm oil. Details are available in our external summary of Credit Suisse’s Sector Policies and Guidelines

◾ The publication of the Credit Suisse 2021 Sustainability Report which highlights the important sustainability progress achieved during the calendar year. This included enhanced TCFD disclosure and reporting against core WEF IBC Stakeholder Capitalism Metrics for the first time
◾ Furthermore, in support of our Group strategy, with a clear focus on investing for growth, Emma Crystal became Chief Sustainability Officer for the Group, on April 1, 2022. Reporting directly into the Group CEO, her mandate includes responsibility for our global sustainability strategy and partnering with the four global business divisions, the four geographic regions and our corporate functions, to deliver on our existing sustainability and ESG ambitions

Media Release Zurich, April 27, 2022

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

The Financial Report and Presentation Slides for 1Q22
are available to download from 06:45 CEST today at:
www.credit-suisse.com/results

Presentation of 1Q22 results
Wednesday, April 27, 2022

Event	Analyst Call	Media Call on 1Q22 Results
Time	08:15 CEST (Zurich) 07:15 BST (London) 02:15 EDT (New York)	10:30 CEST (Zurich) 09:30 BST (London) 04:30 EDT (New York)
Language	English	English
Access
Switzerland +41 44 580 48 67
UK +44 (0) 203 057 6528
USA +1 866 276 8933

Reference:
Credit Suisse Analysts and Investors Call

Conference ID:
8392879

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Switzerland +41 44 580 48 67
UK +44 (0) 203 057 6528
USA +1 866 276 8933

Reference:
Credit Suisse Media Call

Conference ID:
9879055

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of the call. When dialing in please enter
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Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available at the webcast link.	Replay available at the webcast link.

Media Release Zurich, April 27, 2022

Abbreviations
AM – Asset Management; APAC – Asia Pacific; AUD – Australian dollar; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; bn – billion; CECL -  Current Expected Credit Loss; CET1 – common equity tier 1; CHF – Swiss francs; CSAM – Credit Suisse Asset Management; EMEA – Europe, Middle East and Africa; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; HRH – His Royal Highness;  IB – Investment Bank; mn – million; M&A – Mergers & Acquisitions; NNA – net new assets; Q&A – Questions & Answers; RWA – risk weighted assets; SB – Swiss Bank; SCFF – Supply Chain Finance Funds; SEC – US Securities and Exchange Commission; TCFD - Task Force on Climate-Related Financial Disclosures; SCFF – Supply Chain Finance Funds; trn – trillion; (U)HNW – (Ultra) high-net-worth; UK – United Kingdom; US – United States; USD – US dollar; WEF IBC – World Economic Forum’s  International Business Council; WM – Wealth Management.

Important information
This document contains select information from the full 1Q22 Earnings Release and 1Q22 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 1Q22 Earnings Release and 1Q22 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 1Q22Earnings Release and 1Q22 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized its 1Q22 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that information.

Our ambition to release over USD 3 billion of capital from the Investment Bank over 2021-2022 and our ambition to invest approximately CHF 3 billion of capital in Wealth Management over 2021-2024 is based on an average of 13.5% risk-weighted assets and 4.25% leverage exposure.

Our cost savings ambition is measured using adjusted operating expenses at constant 2021 FX rates, progressively increasing from 2022-2024, and does not include cost reductions from exited businesses.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized number do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-1Q21, tangible shareholders’ equity excluded goodwill of CHF 4,644 million and other intangible assets of CHF 239 million from total shareholders’ equity of CHF 44,590 million as presented in our balance sheet. For end-4Q21, tangible shareholders’ equity excluded goodwill of CHF 2,917 million and other intangible assets of CHF 276 million from total shareholders’ equity of CHF 43,954 million as presented in our balance sheet. For end-1Q22, tangible shareholders’ equity excluded goodwill of CHF 2,931 million and other intangible assets of CHF 307 million from total shareholders’ equity of CHF 44,442 million as presented in our balance sheet.

Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Client business volume includes assets under management, custody assets (including assets under custody and commercial assets) and net loans.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are

Media Release Zurich, April 27, 2022

excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

* Refers to results excluding certain items included in our reported results. These are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release
[1] With the exception of Index Access and APAC Delta One
[2] AUD / USD exchange rate of 0.724 used for purposes of calculating GFG Australian amounts
[3] Net credit exposure is net of risk mitigation, specific allowances for credit losses, specific provisions for off-balance sheet credit exposures and valuation adjustments
[4] Net credit exposure is net of risk mitigation, of specific allowances for credit losses, specific provisions for off-balance sheet credit exposures and valuation adjustments

[5] 1Q22 mark-to-market losses of CHF (34) mn (net of CHF 7 mn of hedges). 1Q21 included mark-to-market losses of CHF (3) mn (net of CHF 4 mn of hedges)
[6] Archegos impact includes revenues of USD 19 mn, release of provisions of credit losses of USD (167) mn and expenses of USD 12 mn
[7] Based on Dealogic as of March 31, 2022 (Global)
[8] With the exception of Index Access and APAC Delta One
[9] Refers to Credit Suisse’s assets managed according to the Credit Suisse Sustainable Investment Framework (Sustainable AuM). This includes only AuM balances from managed solutions that to date have been mapped to a sustainability rating of 2 and higher, based on the Framework scale (0-5). The increase vs. 1Q21 reflects a combination of further product classifications, onboarding of new sustainable funds and net sales partially offset by market and FX movements
[10] Percentage share of Sustainable AuM versus Total AuM

Appendix
Appendix
Key metrics
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	4,412	4,582	7,574	(4)	(42)
Provision for credit losses	(110)	(20)	4,394	450	–
Compensation and benefits	2,458	2,145	2,207	15	11
General and administrative expenses	2,148	2,182	1,376	(2)	56
Commission expenses	298	283	329	5	(9)
Restructuring expenses	46	33	25	39	84
Total other operating expenses	2,492	4,121	1,730	(40)	44
Total operating expenses	4,950	6,266	3,937	(21)	26
Loss before taxes	(428)	(1,664)	(757)	(74)	(43)
Loss attributable to shareholders	(273)	(2,085)	(252)	(87)	8
Balance sheet statistics (CHF million)
Total assets	739,554	755,833	865,576	(2)	(15)
Risk-weighted assets	273,043	267,787	302,869	2	(10)
Leverage exposure	878,023	889,137	981,979	(1)	(11)
Assets under management and net new assets (CHF billion)
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
Net new assets	7.9	1.6	28.4	393.8	(72.2)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.8	14.4	12.2	–	–
CET1 leverage ratio	4.3	4.3	3.8	–	–
Tier 1 leverage ratio	6.1	6.1	5.4	–	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	4,412	4,582	7,574
Real estate (gains)/losses	(164)	(224)	0
(Gains)/losses on business sales	3	(13)	0
(Gain)/loss on equity investment in Allfunds Group	353	(31)	(144)
(Gain)/loss on equity investment in SIX Group AG	(5)	70	0
Archegos	(17)	0	0
Adjusted net revenues	4,582	4,384	7,430
Provision for credit losses	(110)	(20)	4,394
Archegos	155	5	(4,430)
Adjusted provision for credit losses	45	(15)	(36)
Total operating expenses	4,950	6,266	3,937
Goodwill impairment	–	(1,623)	–
Restructuring expenses	(46)	(33)	(25)
Major litigation provisions	(653)	(514)	(4)
Expenses related to real estate disposals	(3)	(11)	(38)
Archegos	(11)	(14)	0
Adjusted total operating expenses	4,237	4,071	3,870
Income/(loss) before taxes	(428)	(1,664)	(757)
Adjusted income before taxes	300	328	3,596
Adjusted economic profit	(786)	(842)	1,726
Adjusted return on tangible equity (%)	4.3	(1.0)	34.4

Appendix
Wealth Management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Results (CHF million)
Net revenues	1,177	1,377	2,085	(15)	(44)
Provision for credit losses	24	(7)	13	–	85
Total operating expenses	1,510	1,227	1,094	23	38
Income/(loss) before taxes	(357)	157	978	–	–
Metrics
Economic profit (CHF million)	(448)	(68)	544	–	–
Cost/income ratio (%)	128.3	89.1	52.5	–	–
Assets under management (CHF billion)	707.0	742.6	757.0	(4.8)	(6.6)
Net new assets (CHF billion)	4.8	(2.9)	14.5	–	–
Gross margin (annualized) (bp)	65	73	114	–	–
Net margin (annualized) (bp)	(20)	8	54	–	–
Reconciliation of adjustment items
	Wealth Management
in	1Q22		4Q21	1Q21
Results (CHF million)
Net revenues	1,177		1,377	2,085
Real estate (gains)/losses	(25)	[1]	(19)	0
(Gains)/losses on business sales	3		(17)	0
(Gain)/loss on equity investment in Allfunds Group	353		(31)	(144)
(Gain)/loss on equity investment in SIX Group AG	(2)		35	0
Adjusted net revenues	1,506		1,345	1,941
Provision for credit losses	24		(7)	13
Total operating expenses	1,510		1,227	1,094
Restructuring expenses	(10)		(7)	(3)
Major litigation provisions	(230)		(3)	11
Expenses related to real estate disposals	0		(3)	(4)
Adjusted total operating expenses	1,270		1,214	1,098
Income/(loss) before taxes	(357)		157	978
Adjusted income before taxes	212		138	830
Adjusted economic profit	(21)		(82)	433
Adjusted return on regulatory capital (%)	7.1		4.5	26.3
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Appendix
Investment Bank
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Results (CHF million)
Net revenues	1,938	1,666	3,884	16	(50)
Provision for credit losses	(156)	(7)	4,365	–	–
Total operating expenses	1,970	3,661	1,829	(46)	8
Income/(loss) before taxes	124	(1,988)	(2,310)	–	–
Metrics
Economic profit (CHF million)	(297)	(1,897)	(2,194)	(84)	(86)
Cost/income ratio (%)	101.7	219.7	47.1	–	–
Results (USD million)
Net revenues	2,096	1,820	4,263	15	(51)
Provision for credit losses	(169)	(8)	4,635	–	–
Total operating expenses	2,131	4,002	2,015	(47)	6
Income/(loss) before taxes	134	(2,174)	(2,387)	–	–
Net revenue detail
in	1Q22	4Q21	1Q21
Net revenue detail (USD million)
Fixed income sales and trading	802	504	1,616
Equity sales and trading	545	403	1,030
Capital markets	466	585	1,361
Advisory and other fees	221	331	257
Other revenues	62	(3)	(1)
Net revenues	2,096	1,820	4,263

Appendix
Reconciliation of adjustment items
	Investment Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,938	1,666	3,884
Real estate (gains)/losses	(53)	0	0
Archegos	(17)	0	0
Adjusted net revenues	1,868	1,666	3,884
Provision for credit losses	(156)	(7)	4,365
Archegos	155	5	(4,430)
Adjusted provision for credit losses	(1)	(2)	(65)
Total operating expenses	1,970	3,661	1,829
Goodwill impairment	0	(1,623)	0
Restructuring expenses	(36)	(25)	(17)
Major litigation provisions	0	(149)	0
Expenses related to real estate disposals	(3)	(8)	(33)
Archegos	(11)	(19)	0
Adjusted total operating expenses	1,920	1,837	1,779
Income/(loss) before taxes	124	(1,988)	(2,310)
Adjusted income/(loss) before taxes	(51)	(169)	2,170
Adjusted economic profit	(428)	(533)	1,165
Adjusted return on regulatory capital (%)	(1.2)	(3.8)	42.2
Reconciliation of adjustment items
	Investment Bank
in	1Q22	4Q21	1Q21
Results (USD million)
Net revenues	2,096	1,820	4,263
Real estate (gains)/losses	(57)	0	0
Archegos	(19)	0	0
Adjusted net revenues	2,020	1,820	4,263
Provision for credit losses	(169)	(8)	4,635
Archegos	167	5	(4,707)
Adjusted provision for credit losses	(2)	(3)	(72)
Total operating expenses	2,131	4,002	2,015
Goodwill impairment	–	(1,775)	–
Restructuring expenses	(39)	(27)	(19)
Major litigation provisions	0	(163)	–
Expenses related to real estate disposals	(3)	(9)	(35)
Archegos	(12)	(21)	0
Adjusted total operating expenses	2,077	2,007	1,961
Income/(loss) before taxes	134	(2,174)	(2,387)
Adjusted income/(loss) before taxes	(55)	(184)	2,374
Adjusted economic profit	(466)	(579)	1,274
Adjusted return on regulatory capital (%)	(1.2)	(3.8)	42.2

Appendix
Swiss Bank
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Results (CHF million)
Net revenues	1,109	1,209	1,031	(8)	8
Provision for credit losses	23	(4)	26	–	(12)
Total operating expenses	615	606	593	1	4
Income before taxes	471	607	412	(22)	14
Metrics
Economic profit (CHF million)	154	256	105	(40)	47
Cost/income ratio (%)	55.5	50.1	57.5	–	–
Assets under management (CHF billion)	582.5	597.9	571.2	(2.6)	2.0
Net new assets (CHF billion)	6.0	1.0	3.8	–	–
Gross margin (annualized) (bp)	75	82	74	–	–
Net margin (annualized) (bp)	32	41	29	–	–
Reconciliation of adjustment items
	Swiss Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,109	1,209	1,031
Real estate (gains)/losses	(84)	(205)	0
(Gain)/loss on equity investment in SIX Group AG	(3)	35	0
Adjusted net revenues	1,022	1,039	1,031
Provision for credit losses	23	(4)	26
Total operating expenses	615	606	593
Restructuring expenses	(1)	(1)	(7)
Adjusted total operating expenses	614	605	586
Income before taxes	471	607	412
Adjusted income before taxes	385	438	419
Adjusted economic profit	90	129	111
Adjusted return on regulatory capital (%)	11.6	13.2	12.4

Appendix
Asset Management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Results (CHF million)
Net revenues	361	399	400	(10)	(10)
Provision for credit losses	0	(2)	0	100	–
Total operating expenses	308	308	269	0	14
Income before taxes	53	93	131	(43)	(60)
Metrics
Economic profit (CHF million)	28	57	84	(51)	(67)
Cost/income ratio (%)	85.3	77.2	67.3	–	–
Reconciliation of adjustment items
	Asset Management
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	361	399	400
Real estate (gains)/losses	(2)	0	0
Adjusted net revenues	359	399	400
Provision for credit losses	0	(2)	0
Total operating expenses	308	308	269
Restructuring expenses	0	0	(1)
Expenses related to real estate disposals	0	0	(1)
Adjusted total operating expenses	308	308	267
Income before taxes	53	93	131
Adjusted income before taxes	51	93	133
Adjusted economic profit	27	57	86
Adjusted return on regulatory capital (%)	25.3	44.7	55.2

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

 1Q22 Results  Analyst and Investor Call  Thomas Gottstein Chief Executive OfficerDavid Mathers Chief Financial OfficerApril 27, 2022

 Disclaimer (1/2)  2  Credit Suisse has not finalized its 1Q22 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in the “Cautionary statement regarding forward-looking information" in our 1Q22 Earnings Release published on April 27, 2022 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the second quarter of 2022. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the second quarter of 2022 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the second quarter of 2022. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the second quarter of 2022 will be included in our 2Q22 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full second quarter of 2022.

 Disclaimer (2/2)  3  Statement regarding non-GAAP financial measuresThis presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity. Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix as well as in the 1Q22 Earnings Release, which are both available on our website at www.credit-suisse.com. Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 13.5% of risk-weighted assets and 4.25% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements. Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

2022 is a transition year for Credit Suisse
1Q22 key messages

Financials

CHF (0.4) bn
reported pre-tax income;
CHF (0.2) bn Russia-related impact

CHF 0.3 bn
adjusted pre-tax income;
CHF (0.2) bn Russia-related impact

13.8% CET1 ratio
4.3% CET1 leverage ratio

Strategy

82%
of USD >3 bn IB allocated capital reduction ambition achieved

Integrated strategy
launched to deliver growth in WM; positive NNA across all regions in volatile environment

Cost savings
from centralized Procurement and Prime Services exit[1]; unified platforms and divisions to drive synergies from 2023

Risk and Litigation

Dynamic managing
of risk in response to Russia's invasion of Ukraine with 56% reduction in credit exposure[2] from 4Q21

Strengthening
of both first and second line of defense on track

Proactive approach
to settlement of litigation cases;
CHF 0.7 bn of litigation provisions

4

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

1Q22 reflected reduced client activity in volatile markets…

Group quarterly net revenues and pre-tax income
in CHF bn



Net revenues
Pre-tax income
Reported
Adjusted
7.6
(0.8)
5.1
0.8
5.4
1.0
4.6
(1.7)
4.4
(0.4)
1Q21
2Q21
3Q21
4Q21
1Q22
7.4
3.6
5.2
1.3
5.5
1.4
4.4
0.3
4.6
0.3

Reported PTI of CHF (428) mn

included real estate gains of CHF 164 mn offset by major litigation provisions of CHF 653 mn, losses of CHF 353 mn related to Allfunds and CHF 206 mn from Russia-related losses

Adjusted PTI of CHF 300 mn

post Russia-related losses of CHF 206 mn and vs. exceptionally strong 1Q21, from reduced client activity and capital markets issuances in volatile market conditions, cumulative reduction in risk appetite in 2021, impact of flattening yield curve in Corporate Center Treasury results and increased cash accruals for compensation due to normalized deferral levels

5

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

…impacting Wealth Management and the Investment Bank while our Swiss Bank remained resilient

Adjusted PTI



1Q21
4Q21
1Q22
WM
in CHF mn
830
138
212
o/w Russia (99)
o/w AFG[1] (34)
IB
in USD mn
2,374
(184)
(55)
o/w Russia (101)
SB
in CHF mn
419
438
385
AM
in CHF mn
133
93
51
CC
in CHF mn
44
(172)
(297)

1Q22 commentary

- PTI adversely impacted by lower transaction activity, further reduced lending volumes and Russia-related impacts
- Positive NNA of CHF 4.8 bn across all regions; mandate penetration[2] at 33% vs. 32% at 4Q21
- Increased investments including 50 new RMs in 1Q22, notably in APAC, Switzerland and EMEA

- Released allocated capital by USD 2.5 bn or 82% of USD >3 bn ambition by end-2022
- Significantly lower Capital Markets activity, notably in ECM; Russia-related losses of USD 101 mn
- Solid performances across Equity Derivatives, Securitized Products and M&A; Advisory pipeline up QoQ and YoY

- Resilient performance with RoRC† of 12%, in line with 2024 ambition
- Stable net revenues from higher recurring commissions and fees
- Strong NNA of CHF 6.0 bn from institutional clients business and net loans up 1% sequentially

- PTI impacted by lower performance-related income; RoRC† of 25%
- Recurring management fees broadly stable with higher investment and partnership income
- Higher operating expenses including expenses related to the SCFF matter

- PTI adversely impacted by hedging volatility due to flattening yield curve on Treasury books, partly offset by lower operating expenses

6

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Comprehensive de-risking measures executed, improving our risk profile but impacting top-line in the short-term

	De-risking measures (in the last 12 months)	Impact from de-risking measures
Wealth Management	➢ Ship financing ➢ Exit of Sub-Saharan Africa markets (excluding South Africa) ➢ Russia-related de-risking ➢ Concentration risks, notably in Asia ➢ Client risk review	CHF ~(25) mn[1] of net revenues in 1Q22
Investment Bank	➢ Ongoing exit of Prime Services[2] ➢ Optimization of Corporate Bank exposure ➢ Reduction of long-duration structured derivatives book ➢ Ongoing exit of ~10 non-core GTS markets without Wealth Management nexus	USD ~(250) mn of net revenues in 1Q22

Improved risk profile of Bank

Group credit portfolio down 9% YoY

including 17% reduction in non-investment grade portfolio and 17% reduction in Emerging Markets portfolio

Group market risk reduction

of 21% in market risk RWA YoY

7

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Select updates on strengthening of Risk Management and addressing legacy issues

Risk and Compliance

Executing strategy
consistent with approved risk appetite

Further strengthening of our risk culture
with compensation aligned to improved risk and control practices; development of metrics to track progress

Strengthening of first and second line of defense
on track to enhance efficiency and effectiveness of Client Lifecycle Processes

Established Strategic Regulatory Remediation Committee
at the Executive Board level to oversee delivery on our regulatory programs

56% reduction
in Russia-related credit exposure[2] vs. end-2021

Legal

Proactive approach
to settlement of litigation cases; litigation provisions of CHF 0.7 bn in 1Q22, most of which related to matters that originated more than a decade ago, in addition to CHF 0.5 bn in 4Q21

Dismissal of >80 cases[1]
since 2020

Settlement of 12 major litigation cases in civil matters
since 2020, at an accelerated pace vs. previous years

8

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Select Group Strategy metrics and milestones progress

Select strategic initiatives	Ambitions	1Q22 progress
Release capital allocated to IB to shift into core businesses	USD >3 bn reduction by 4Q22 vs. 4Q20	USD 2.5 bn reduction vs. 4Q20, representing 82% of ambition
Deliver Group productivity cost savings for investment	CHF ~1.0-1.5 bn structural cost savings p.a. by 2024[1]	Outsourcing of Procurement expected to lead to cash savings of CHF 150 mn in 2022, rising to CHF 250 mn in 2023; other cost measures, e.g. CTOO integration, to yield savings later in the year, increasing into 2023
Reinforce our integrated model	Increase revenues from collaboration	Launched Private & Growth Markets and refocused GTS platform to reinforce collaboration between IB and WM
Continue to deliver sustainability strategy	Deliver sustainable solutions	Sustainable AuM[3] of CHF 144 bn, up 22% vs. 1Q21; additional restrictions on Arctic oil & gas, oil sands and deep sea mining
Wealth Management: Leverage House View to grow recurring revenues	Mandate penetration of 33-35% by 2024 (for WM and PB Switzerland)	Mandate penetration of 33% vs. 30% at 4Q20 (for WM and PB Switzerland)
Investment Bank: Exit Prime Services, optimize Corporate Bank	Exit Prime Services[2] by end-2022	84% reduction in Prime balances since 1Q21 Hired ~50 MDs[4] in IBCM reflecting our commitment to rebuild
Swiss Bank: Drive digital model for retail and SME clients	200k clients by end-2022	125k[5] CSX clients at 1Q22
Asset Management: Grow core operating business	Stable management fee margin ~26 bps	Management fee margin of 26 bps Joined Net Zero Asset Managers initiative

9

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We will progressively deploy resources in Wealth Management to accelerate growth

Launch of integrated Wealth Management division	Defined strategic execution program	Started execution of initiatives
✓ Defined and launched the new integrated Wealth Management organization under the new divisional leadership, with clear lines of accountability, to execute our long-term vision for wealth management ✓ Deployed new coverage set-up ✓ Launched new, dedicated strategic capabilities including Financing & Products, Investment Solutions & Sustainability and Client Segment Management	✓ Evolved our strategy following the Wealth Management CEO's first 50 days assessment, also against the backdrop of the rapidly changing geopolitical context ✓ Launched practical development initiatives with clear senior-level accountability to operationalize these ✓ Ten strategic priorities focused on: client segments, priority markets, products and solutions, simplification and people	✓ Exit of Private Banking activities in Sub-Saharan Africa markets (excluding South Africa) ✓ Accelerated digital outreach in Core HNW segment (e.g. PBI 'CS in Brief' extended to clients in 55 markets; behavioral client tracking analytics in place) ✓ Invested in 50 Relationship Manager hires in 1Q22 with focus on APAC, Switzerland and EMEA

Key aspirations	**CBV**	**AuM**	**Adj. RoRC**†
	CHF ~1.6 trn by 2024 (for WM and PB Switzerland)	CHF ~1.1 trn by 2024 (for WM and PB Switzerland)	>18% by 2024

10

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Continued progress on reshaping the Investment Bank and investing for growth

Release capital from Prime and de-risk franchise	Build a global franchise and increase Wealth Management connectivity	Invest in capital-light Investment Banking & Capital Markets business	Drive market-leading Credit and Securitized Products businesses
✓ Delivered USD 2.5 bn reduction in allocated capital vs. 2020, achieving 82% of USD >3 bn capital release ambition[1] ✓ Reduced Prime chargeable balances by 84% since 1Q21 and 54% since 4Q21 ✓ Increased oil and gas lending clients in the Aware or above category of the Client Energy Transition Framework[2] by 8 pp. vs. 1Q21 ✓ Enhanced risk management framework led to swift reduction in Russia exposure ➢ Full exit[3] of Prime business to be achieved by end-2022 at the latest	✓ Reintegrated Securities Research, APAC IBCM and Swiss IBCM to better serve clients globally ✓ Refocused GTS platform with a simplified asset-aligned structure and unified sales team to drive collaboration ✓ Integrated HOLT in Equities franchise to deliver industry leading content & analytics ✓ Launched new Private & Growth Markets organization to capture nexus of WM and IB activity in EMEA ✓ 2nd best quarterly Equity Derivatives result after 1Q21 ➢ Focus on better harmonizing GTS and financing functionality globally	✓ Hired ~50 new MDs[4] in IBCM as part of our growth plan, with 21 new hires starting by 1H22 ✓ Grew market share in IBCM EMEA (Top 5) and IBCM APAC (Top 5) in 1Q22[5], commensurate with rebalancing the regional footprint ✓ Increased SoW in Leveraged Finance Capital Markets QoQ[5] ➢ Continue to rebuild IBCM Managing Director footprint, with a particular focus on high growth sectors and areas linked to sustainability	✓ Continued momentum in Securitized Products and expanded ESG offering in our Credit franchise ✓ #2 rank[6] in Agency CMBS and #3 rank[7] Pass Through trading

Key aspirations	Capital[1] release	Adj. RoRC[†]
	USD >3 bn over 2021-2022	>12% in 2024

11

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Swiss Bank building on its leading positions

Further grow our leading corporate banking franchise	Gain further market share in institutional business	Grow Private and Digital Banking businesses	Further build strong consumer banking business	Simplify and digitalize front-to-back processes
✓ Top 2 Corporate Banking franchise leveraging #1 IBCM position[1]; robust deal flow in 1Q22 ✓ Strong collaboration with Private Banking centered around Entrepreneurs ➢ Drive lending growth including expansion of structured / capital velocity solutions ➢ Further develop sustainable finance offering	✓ #1 Institutional Banking franchise[2]; continued strong NNA momentum in 1Q22 ✓ Continued strong growth in fund lending solutions; expanding offering ➢ Enhance Asset Servicing offering including ESG analytic capabilities	✓ Go-live of 'Life Plan' Advisory in Private Banking to better access growing retirement asset pool ✓ Invested into PB growth: new RMs, wealth planning, underlying IT ✓ Strong growth in CSX, 125k clients in 1Q22; targeting 200k clients in 2022 ➢ Roll out CSX bundles; new mortgage partnership with MoneyPark/PriceHubble	✓ Leading positions in premium cards ✓ Successful credit partnerships, e.g. with leading car manufacturers ✓ Capitalized on post-COVID normalization in cards, FX and leasing ➢ Further enhance digitalization and partner integration	✓ Rolled out mortgage tools and select workflow automation ✓ Simplified onboarding in Private and Corporate Banking ➢ Targeted IT investments into simplification / automation – faster to client, lower cost to serve

Key aspirations			
	CBV Low- to mid-single digit CAGR over 2022-2024	**Adj. cost/income ratio** Mid 50s in 2024	**Adj. RoRC**† >12% in 2024

12

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Progress on executing our ambitious strategy in Asset Management with a focus on talent and technology

Strengthen and simplify organization and governance model	Drive execution towards our long term strategic ambition	Improve risk management and strengthen our control environment
✓ Completed hiring and onboarding of senior management team in AM, e.g. Head of Distribution and Head of Product ✓ Defined new global, functionally aligned organizational structure ✓ Optimized governance framework to further increase accountability and efficiencies ➢ Embed new global functional organization structure and support talent to thrive in the new AM organization structure	✓ Defined new Sustainability Strategy for AM and joined Net Zero Asset Managers initiative ✓ Continued to exit non-core investments and partnerships portfolio in a value accretive way ✓ Initiated design of future AM / WM collaboration model ✓ Initiated hiring in selected priority markets and investment capabilities ➢ Develop detailed plans for few remaining strategic priority areas, e.g. Private Markets, definition of investment hub and product localization strategy	✓ Strengthened product development process, including systematic viability and risk appetite assessments ✓ Extended and enhanced existing risk management framework and prepared for the build out of strategic priority areas, e.g. Private Markets ➢ Launch new 'Everyone is a Risk Manager' training program

Key aspirations	NNA growth	Management fee margin	Adj. cost/income ratio	Adj. RoRC†
	>4% in 2024	Stable at ~26 bps	~75% in 2024	>45% by 2024

13

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Our recently established CTOO Organization is focused on agile, digital transformation and identifying rationalization opportunities

Strengthen

- ✓ Rolled out new Engineering & Operations Organization
- ✓ Launched program to adopt agile practices firm-wide
- ✓ Launched program to leverage enterprise-wide digital core capabilities
- ✓ Aligned with the Strategic Regulatory Remediation Committee to ensure IT delivery of our commitments
- ✓ Enhancing culture of personal accountability and responsibility by "tone from the top"
- ➢ Attracting key talent and becoming a destination of choice for engineers

Simplify

- ✓ Kicked off planning and design process to establish single wealth management platform
- ✓ Identified opportunities to decrease vendor dependencies and expenses
- ✓ Identified opportunities to materially reduce IT delivery overhead
- ➢ Launching location strategy to further identify and build out capabilities in high value locations

Invest for Growth

- ➢ Establishing Digitization & Investment Governance to prioritize and fully align resources to CS strategy
- ➢ Further driving CSX roll out with ambition of 200k clients by end-2022
- ➢ Assigning dedicated engineering resources to CS wide ESG focus
- ➢ Automating across client journey to enhance client experience with initial focus on client onboarding

CSX Best-known Swiss brand for digital banking in Switzerland

Best Digital Networking Bank for Entrepreneurs in Asia

2021 WatersTechnology Asia Awards – Best AI Initiative

Best Private Bank for Use of RegTech

Best Structured Product Technological Solution, Americas

#1 E-Trading platform in APAC for AES

HK Technology – Innovative or Emerging Technology Adoption

Best Private Bank – Client Experience

14

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Leading the bank and our clients into a sustainable future

1Q22 milestones

Sustainability Bond of the year – sovereign[1]
winner at Environmental Finance Bond Awards for acting as sole structurer & arranger of the Blue Bond for The Nature Conservancy

Sole Conservation Bond Structurer of the World Bank-issued
Wildlife Conservation ("Rhino") Bond

Net Zero Asset Managers Initiative
joined on March 22, 2022

Additional policy restrictions
on Arctic oil & gas, oil sands and deep sea mining

2021 Sustainability Report
published on March 10, 2022 with additional disclosures including reporting against core WEF IBC Stakeholder Capitalism Metrics and increased TCFD disclosure

New Sustainability Leadership
Newly appointed Chief Sustainability Officer, directly reporting to Group CEO

Financial progress and way forward

Sustainable AuM[2] of CHF 144 bn
in 1Q22 resulting in penetration of 9.3% of total AuM;
up from CHF 118 bn and penetration of 7.4% in 1Q21

164 Wealth Management ESG funds[3]
in 1Q22, up from 122 in 1Q21

Continue to support clients' transition
and expand sustainable investment and finance offering, also via strategic partnerships

Further progress
towards our commitment to provide at least CHF 300 bn in sustainable finance by 2030

Reconfirm our commitment
to reach 2050 net zero emissions in line with the guidelines of the Science Based Targets Initiative

15

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 Detailed Financials

Group Overview

Credit Suisse Group in CHF mn	1Q22	4Q21	1Q21	Δ 4Q21	Δ 1Q21
Reported					
Net revenues	4,412	4,582	7,574	(4)%	(42)%
Provision for credit losses	(110)	(20)	4,394		
Total operating expenses	4,950	6,266	3,937	(21)%	26%
Pre-tax income	**(428)**	**(1,664)**	**(757)**	**n/m**	**n/m**
Effective tax rate	35%	(25)%	70%		
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)	n/m	n/m
Return on tangible equity‡	(2.6)%	(20.9)%	(2.6)%		
Cost/income ratio	112%	137%	52%		
Adjusted					
Net revenues	4,582	4,384	7,430	5%	(38)%
Provision for credit losses	45	(15)	(36)		
Total operating expenses	4,237	4,071	3,870	4%	9%
Pre-tax income	**300**	**328**	**3,596**	**(9)%**	**(92)%**
o/w Russia-related	*(206)*	-	-		

Reported net revenues

include real estate gains of CHF 164 mn, a loss of CHF 353 mn related to Allfunds and CHF 148 mn of Russia-related impact

Provision for credit losses

includes a CHF 155 mn release related to Archegos, partly offset by CHF 58 mn of provisions related to Russia's invasion of Ukraine

Higher operating expenses

up 26%, driven by major litigation provision of CHF 653 mn, increased cash accruals for compensation due to normalized deferral levels and incremental investments

Adjusted PTI of CHF 300 mn

post Russia-related losses of CHF 206 mn and vs. exceptionally strong 1Q21, from reduced client activity and capital markets issuances in volatile market conditions, cumulative reduction in risk appetite in 2021, impact of hedging volatility due to flattening yield curve in Corporate Center Treasury results and increased cash accruals for compensation due to normalized deferral levels

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

17

CREDIT SUISSE

 We have significantly reduced our Russia credit exposure  Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   18        Financial institutionsnet credit exposure down 67% with further reduction of exposures ongoingCorporates & Individualshighly collateralized with non-Russia collateral and limited losses  Substantial reductionin our Russia net credit exposure by 56% to CHF 373 mn at March 31, 2022    CHF 0.2 bn net asset value of our Russian subsidiaries, down CHF 16 mn vs. December 31, 2021  in CHF mn    Gross  Net2    Gross  Net2  Risk exposure1    1,569  848    1,041  373   o/w Sovereigns    -  -    35  35   o/w Financial institutions    634  536    229  177   o/w Corporates    468  148    429  82   o/w Individuals    467  164    348  79    As at December 31, 2021    As at March 31, 2022  PTI losses of CHF 206 mninclude trading and fair value losses of CHF 148 mn as well as PCL of CHF 58 mn, of which CHF 44 mn of non-specific provisions

Higher operating expenses driven by increased cash accruals for compensation due to normalized deferral levels and incremental investments

Group adjusted operating expenses
in CHF mn


3,870
214
152
1
4,237
1Q21
Variable compensation and related expenses
Incremental investment spend
Other operating expenses net of savings
1Q22

Higher compensation and benefits

primarily driven by CHF 214 mn of increased cash accruals for compensation due to normalized deferral levels

Incremental investments

of CHF 152 mn in relation to our Group strategy and increased remediation spend in Risk, Compliance and Infrastructure

Outsourcing of Procurement

expected to lead to cash savings of CHF 150 mn in 2022, rising to CHF 250 mn in 2023; other cost measures, e.g. CTOO integration to yield savings later in the year, increasing into 2023

Restructuring expenses

of CHF 79 mn over 4Q21-1Q22, with CHF 46 mn in 1Q22, out of our guidance of CHF ~400 mn, with the balance to be utilized over the rest of the year

19

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Wealth Management & Private Banking Switzerland CBV impacted by adverse market movements; positive NNA across all regions

Wealth Management & Private Banking Switzerland
Client business volumes
in CHF bn



(5)%
QoQ
1,301
1,237
Custody assets
Net loans
Assets under Management
268
177
856
(40)
(6)
(18)
Market moves (35)
FX impact 7
Other[1] (16)
NNA 5
250
171
816
4Q21
Assets under management
Net loans
Custody assets
1Q22

Wealth Management & Private Banking Switzerland
1Q22 regional volumes
in CHF bn

Regions	AuM	NNA
Switzerland	238	2.1
EMEA	284	0.6
Asia Pacific	212	1.8
Americas	82	0.1
Total	**816**	**4.6**

Wealth Management & Private Banking Switzerland
1Q22 volumes overview
in CHF bn



13%
816
87%
AuM
16%
1,237
84%
CBV
Wealth Management
Private Banking Switzerland

20

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Resilient CET1 capital and leverage ratios

Risk-weighted assets in CHF bn



268
1
2
2
273
o/w IB 0
o/w WM, SB, AM 1
4Q21
Business moves
Model & parameter updates
FX impact[1]
1Q22

14.4%	**CET1 ratio**	**13.8%**

Leverage exposure in CHF bn



889
(13)
2
878
o/w IB (13)
o/w WM, SB, AM 0
4Q21
Business reductions
FX impact[1]
1Q22

4.3%	**CET1 leverage ratio**	**4.3%**
6.1%	**Tier 1 leverage ratio**	**6.1%**

CET1 ratio down 60 bps

with RWA increases of CHF 2 bn from operational risk (excluding FX) and CHF 2 bn from FX, partly offset by a reduction of USD 2 bn from Prime Services exit[2]

Leverage exposure down CHF 11 bn

driven by a reduction of USD 20 bn from Prime Services exit[2]

Parent CET1 ratio of 11.8%

vs. 11.4% at January 1, 2022, including dividend payment from CS Schweiz and capital repatriation from CSH USA totaling CHF ~2 bn; further planned dividend payments and capital repatriations from subsidiaries expected to increase the CET1 ratio in the second half of the year, subject to regulatory approval

21

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Positive gearing to rising USD interest rates

Net interest income sensitivity (Wealth Management and Swiss Bank)
NII increase from realization of USD forward rates[1], in CHF mn


~150
~400
~550
2022 vs. 2021
2023 vs. 2022
2023 vs. 2021

Significant NII sensitivity to USD forward rates

with an expected CHF ~150 mn incremental net interest income in 2022 and a further CHF ~400 mn in 2023

Uncertainty from timing of CHF and EUR rate moves

with expected negative impact from CHF moves towards zero rates partially offset by positive impact from EUR rate moves

22
Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Wealth Management

PTI significantly down YoY from lower transaction activity and Russia-related impacts

Adjusted key financials

in CHF mn	1Q22	4Q21	1Q21	Δ 1Q21
Net interest income	514	502	561	(8)%
Recurring commissions and fees	420	432	444	(5)%
Transaction-based	578	413	938	(38)%
Net revenues[1]	1,506	1,345	1,941	(22)%
Provision for credit losses	24	(7)	13	
Total operating expenses	1,270	1,214	1,098	16%
Adjusted PTI	**212**	**138**	**830**	(74)%
o/w Russia-related impact	*(99)*	-	-	
Adjusted C/I ratio	84%	90%	57%	
Adjusted RoRC†	7%	5%	26%	
Reported PTI	(357)	157	978	n/m
Reported RoRC†	(12)%	5%	31%	

Key metrics

in CHF bn	1Q22	4Q21	1Q21	Δ 1Q21
Adjusted net margin in bps	12	7	46	(34)
Client business volume	1,040	1,099	1,143	(9)%
Net loans	97	103	114	(14)%
Net new assets	4.8	(2.9)	14.5	
Risk-weighted assets	60	60	68	(12)%
Leverage exposure	233	233	245	(5)%
Number of relationship managers	1,940	1,890	1,900	2%

Transaction revenues down

vs. strong 1Q21 reflecting Russia-related losses of CHF 59 mn, MtM losses[2] in APAC Financing of CHF 32 mn, weaker GTS revenues and lower brokerage and product issuance fees

Fees and net interest income decline

broadly mirrors YoY reductions in volumes; NII up QoQ

Investing in our business

Higher operating expenses driven by increased cash accruals for compensation due to normalized deferral levels, technology investments, higher Group-wide risk and compliance costs and higher RM headcount

Reported PTI reflects headwinds

including CHF 353 mn loss on investment in Allfunds; major litigation provisions of CHF 230 mn; Russia-related impacts of CHF (99) mn, including credit provisions of CHF 40 mn

De-risking impacted volumes & flows

with lower loan volumes from Russia's invasion of Ukraine and de-risking measures; CBV down 5% QoQ due to market movements and structural effects; positive NNA in difficult environment

23

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Investment Bank

Pre-tax loss reflects substantially reduced Capital Markets revenues, Russia-related losses and reduced capital usage primarily due to Prime Services exit

Adjusted key financials

in USD mn	1Q22	4Q21	1Q21	Δ 1Q21
Fixed income sales & trading	802	504	1,616	(50)%
Equity sales & trading	526	403	1,030	(49)%
Capital markets	466	585	1,361	(66)%
Advisory and other fees	221	331	257	(14)%
Other[1]	5	(3)	(1)	n/m
Net revenues	2,020	1,820	4,263	(53)%
Provision for credit losses	(2)	(3)	(72)	
Total operating expenses	2,077	2,007	1,961	6%
Adjusted PTI	**(55)**	**(184)**	**2,374**	**n/m**
o/w Russia-related impact	*(101)*	-	-	
Adjusted C/I ratio	103%	110%	46%	
Adjusted RoRC†	(1)%	(4)%	42%	
Reported PTI	134	(2,174)	(2,387)	n/m
Reported RoRC†	3%	(45)%	(42)%	

Key metrics

in USD bn	1Q22	4Q21	1Q21	Δ 1Q21
Risk-weighted assets	93	92	117	(21)%
Leverage exposure	364	380	444	(18)%

Net revenues down 53% vs. record 1Q21

- Significantly lower ECM activity and reduced M&A fees; lower YoY leveraged finance revenues due to reduced risk appetite, however regained share[2] QoQ
- Lower GTS results reflecting underperformance in macro and emerging markets and resilient equity derivatives trading revenues vs. strong 1Q21
- Fixed Income results mainly reflect normalized securitized products revenues, albeit significantly above historic levels
- Equities revenues include the impact from the exit[3] of prime services and lower cash trading volumes; we maintained a #6 rank[4] in cash equities

Operating expenses increased 6%

primarily driven by increased cash accruals for compensation due to normalized deferral levels and higher Group-wide technology, risk & compliance costs

Pre-tax loss of USD 55 mn

reflecting our strategy to de-risk our franchise, lower client activity across all businesses and Russia-related losses of USD 101 mn, of which USD 97 mn in GTS from trading and fair value losses; reported PTI of USD 134 mn includes real estate gains of USD 57 mn and Archegos impact[5] of USD 174 mn

RWA and LE declined YoY

primarily due to reductions in Prime Services; reduced allocated capital by USD 2.5 bn vs. 2020, on track to achieve our ambition of USD >3 bn capital release by 2022

24

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Swiss Bank

Resilient results despite higher compensation expenses

Adjusted key financials

in CHF mn	1Q22	4Q21	1Q21	Δ 1Q21
Net interest income	576	587	591	(3)%
Recurring commissions and fees	336	332	314	7%
Transaction-based	136	138	142	(4)%
Net revenues[1]	1,022	1,039	1,031	(1)%
Provision for credit losses	23	(4)	26	
o/w Russia-related impact	*14*	-	-	
Total operating expenses	614	605	586	5%
Adjusted PTI	**385**	**438**	**419**	**(8)%**
Adjusted C/I ratio	60%	58%	57%	
Adjusted RoRC†	12%	13%	12%	
Reported PTI	471	607	412	14%
Reported RoRC†	14%	18%	12%	

Key metrics

in CHF bn	1Q22	4Q21	1Q21	Δ 1Q21
Adjusted net margin in bps	26	30	30	(4)
Client business volume	871	890	856	2%
Net loans	163	161	165	(1)%
Net new assets	6.0	1.0	3.8	
Risk-weighted assets	70	69	73	(4)%
Leverage exposure	248	248	254	(2)%
Number of relationship managers	1,680	1,630	1,660	1%

Net revenues stable

with an increase of 7% in recurring commissions and fees supported by higher revenues from improved performance in our investment in Swisscard and higher AuM levels, offset by lower net interest income and decreased transaction-based revenues driven by lower IB collaboration revenues

Operating expenses up 5%

from increased cash accruals for compensation due to normalized deferral levels, targeted investments in Swiss business and higher Group-wide technology, risk and compliance costs

PTI down 8%

due to higher operating expenses; RoRC† at 12%

Russia-related impact of CHF 14 mn

in provision for credit losses

Client business volume up 2%

mainly driven by NNA; net loans up 1% compared to 4Q21 driven by our corporate banking and institutional clients businesses; NNA of CHF 6.0 bn entirely driven by our institutional clients business

25

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Asset Management

PTI adversely affected by lower performance-related income and higher expenses

Adjusted key financials

in CHF mn	1Q22	4Q21	1Q21	Δ 1Q21
Management fees	272	286	279	(3)%
Performance, transaction & placement rev.	44	94	92	(52)%
Investment and partnership income	43	19	29	48%
Net revenues	359	399	400	(10)%
Provision for credit losses	-	(2)	-	
Total operating expenses	308	308	267	15%
Adjusted PTI	**51**	**93**	**133**	**(62)%**
Adjusted C/I ratio	86%	77%	67%	
Adjusted RoRC†	25%	45%	55%	
Reported PTI	53	93	131	(60)%
Reported RoRC†	26%	45%	55%	

Key metrics

in CHF bn	1Q22	4Q21	1Q21	Δ 1Q21
Assets under management	462	477	458	1%
Net new assets	(0.6)	4.7	10.3	
Risk-weighted assets	8	8	10	(17)%
Leverage exposure	3	3	3	(17)%

Net revenues down 10%

mainly due to reduced performance, transaction and placement revenues, including investment related losses and lower performance fees, partially offset by higher investment & partnership income; recurring management fees broadly stable

Higher operating expenses

primarily driven by increased cash accruals for compensation due to normalized deferral levels, expenses related to the SCFF matter and higher Group-wide technology, risk and compliance costs

PTI down

reflecting a volatile macro environment, reduced activity levels, risk appetite from clients and higher operating expenses

NNA outflows of CHF 0.6 bn

in particular driven by outflows from Fixed Income and Credit; continued good momentum in Index Solutions

Reduced capital intensity

driving RoRC† of 25%

26

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 Investor Deep Dive  Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   27    Risk, Compliance, Technology and Wealth Management Deep Dive Event to be held before 2Q22 results, date to be announced in due course

 CEO concluding remarks  Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   28    Further strengthen risk culture    Accelerate client and revenue momentum    Execute strategic plan

 Appendix

 Net and gross margins  Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   30  Adjusted gross margin in bps  1Q22  4Q21  2Q21  1Q21  3Q21  1Q22  4Q21  2Q21  1Q21  3Q21  729  830  Average AuM in CHF bn  Adjusted pre-tax income in CHF mn  Adjusted net revenues in CHF mn  1,941  1,547  1,567  384  432  754  759  1,506  212  724  1,345  138  755  Wealth Management  1Q22  4Q21  2Q21  1Q21  3Q21  1Q22  4Q21  2Q21  1Q21  3Q21  560  419  1,031  1,019  1,049  450  448  579  592  1,022  385  588  1,039  438  593  Swiss Bank  Adjusted net margin in bps

Corporate Center

Corporate Center

	in CHF mn	1Q22	4Q21	1Q21	Δ 1Q21
Adjusted key financials	Treasury results	(254)	(130)	129	n/m
	Asset Resolution unit	39	17	(33)	n/m
	Other[1]	42	48	78	(46)%
	Net revenues	(173)	(65)	174	n/m
	Provision for credit losses	(1)	-	(10)	
	Total operating expenses	125	107	140	(11)%
	Adjusted PTI	(297)	(172)	44	n/m
	Reported PTI	(719)	(533)	32	n/m
	in CHF bn				
Key metrics	Total assets	56	55	57	(3)%
	Risk-weighted assets	49	46	42	16%
	Leverage exposure	58	58	62	(5)%

ARU within Corporate Center

	in CHF mn	1Q22	4Q21	1Q21	Δ 1Q21
Key financials	Net revenues	39	17	(33)	n/m
	Provision for credit losses	(1)	0	(1)	
	Total operating expenses	30	27	36	(17)%
	PTI	10	(10)	(68)	n/m
	in USD bn				
Key metrics	Risk-weighted assets	7	8	9	(23)%
	Leverage exposure	16	18	20	(23)%

31

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 Oil & Gas / Leveraged Finance exposures  Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   32  Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn

Currency mix & Group capital metrics

Adjusted Credit Suisse Group results

		1Q22 LTM in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Group	Net revenues	19,696	29%	44%	12%	3%	12%
	Total expenses[1]	16,393	32%	33%	5%	10%	20%
Wealth Management	Net revenues	5,965	13%	48%	17%	4%	18%
	Total expenses[1]	4,799	34%	23%	7%	6%	30%
Investment Bank	Net revenues	8,360	5%	64%	13%	5%	13%
	Total expenses[1]	7,363	7%	50%	5%	15%	23%
Swiss Bank	Net revenues	4,129	90%	2%	5%	1%	2%
	Total expenses[1]	2,408	89%	2%	2%	2%	5%
Asset Management	Net revenues	1,580	51%	36%	10%	1%	2%
	Total expenses[1]	1,183	42%	38%	6%	8%	6%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 1Q22 LTM, the sensitivities are:

- USD/CHF impact on 1Q22 LTM pre-tax income by CHF +332 / (332) mn
- EUR/CHF impact on 1Q22 LTM pre-tax income by CHF +150 / (150) mn

Currency mix capital metric[3]


13%
6%
7%
5%
13%
7%
23%
65%
67%
42%
USD
21%
32%
CHF
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(2.6) bps / +3.0 bps impact** on the **BIS CET1 ratio**

33

Footnotes are an integral part of this presentation. See slides 36-40 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 34  Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.  Reconciliation of adjustment items (1/2)

 35  Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.  Reconciliation of adjustment items (2/2)

Notes

General notes

- Throughout this presentation and the 1Q22 Results presentation rounding differences may occur
- Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding certain items included in our reported results are non-GAAP financial measures. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
- Unless otherwise noted, all **CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets** and **leverage exposure** figures shown in these presentations are as of the end of the respective period
- Gross and net margins are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- Mandates reflect advisory and discretionary mandate volumes
- Mandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- Parent means Credit Suisse AG on a standalone basis. All CET1 capital and CET1 ratio figures shown in these presentations for Parent are Swiss capital metrics
- Client Business Volume includes assets under management, custody assets and net loans
- Custody assets includes assets under custody and commercial assets

Specific notes

† Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet.

For end-1Q21, tangible shareholders' equity excluded goodwill of CHF 4,644 mn and other intangible assets of CHF 239 mn from total shareholders' equity of CHF 44,590 mn as presented in our balance sheet.

For end-4Q21, tangible shareholders' equity excluded goodwill of CHF 2,917 mn and other intangible assets of CHF 276 mn from total shareholders' equity of CHF 43,954 mn as presented in our balance sheet.

For end-1Q22, tangible shareholders' equity excluded goodwill of CHF 2,931 mn and other intangible assets of CHF 307 mn from total shareholders' equity of CHF 44,442 mn as presented in our balance sheet.

Our ambition to release USD >3 bn of capital from the Investment Bank over 2021-2022 and our ambition to invest CHF ~3 bn of capital in Wealth Management over 2021-2024 is based on an average of 13.5% risk-weighted assets and 4.25% leverage exposure.

Abbreviations

Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; AuM = Assets under Management; BIS = Bank of International Settlements; bps = basis points; CAGR = Compound annual growth rate; CBV = Client Business Volume; CC = Corporate Center; CET1 = Common Equity Tier 1; CHF = Swiss Franc; CM = Capital Markets; CMBS = commercial mortgage-backed securities; COVID = Coronavirus disease; CTOO = Chief Technology and Operations Officer; C/I = cost income ratio; ECM = Equity Capital Markets; EMEA = Europe, Middle East and Africa; ESG = Environment, Social, Governance; EUR = Euro; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GTS = Global Trading Solutions; HNW = High Net Worth; IB = Investment Bank; IG = Investment Grade; IT = Information Technology; LE = Leverage exposure; LTM = Last twelve months; M&A = Mergers & Acquisitions; MD = Managing Director; MtM = mark to market; NII = net interest income; NNA = Net New Assets; p.a. = per annum; PB = Private Banking; PBI = Private Banking International; PCL = provision for credit losses; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RM = Relationship Manager; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SB = Swiss Bank; SCFF = Supply Chain Finance Funds; SME = Small and Medium Enterprises; SoW = Share of Wallet; TCFD = Task Force on Climate-Related Financial Disclosures; USD = United States Dollar; vs. = versus; WEF IBC = World Economic Forum's International Business Council; WM = Wealth Management; YoY = Year on year

36

CREDIT SUISSE

Footnotes

Slide 4 2022 is a transition year for Credit Suisse – 1Q22 key messages

1. With the exception of Index Access and APAC Delta One
2. Exposure is net of risk mitigation, specific allowances, specific provisions for credit losses and valuation adjustments

Slide 6 …impacting Wealth Management and the Investment Bank while our Swiss Bank remained resilient

1. Includes MtM losses in APAC Financing
2. Includes Wealth Management & Private Banking Switzerland

Slide 7 Comprehensive de-risking measures executed, improving our risk profile but impacting top-line in the short-term

1. Primarily driven by Ship Financing, concentration risks and client risk reviews
2. With the exception of Index Access and APAC Delta One

Slide 8 Select updates on strengthening of Risk Management and addressing legacy issues

1. Includes any type of case against Credit Suisse
2. Exposure is net of risk mitigation, specific allowances, specific provisions for credit losses and valuation adjustments

Slide 9 Select Group Strategy metrics and milestones progress

1. Measured using adjusted operating expenses, excluding significant items, at constant 2021 FX rates, progressively increasing from 2022-2024; does not include cost reductions from exited businesses
2. With the exception of Index Access and APAC Delta One
3. Refers to Credit Suisse's assets managed according to the Credit Suisse Sustainable Investment Framework (Sustainable AuM). This includes only AuM balances from managed solutions that to date have been mapped to a sustainability rating of 2 and higher, based on the Framework scale (0-5). The majority of this growth vs. 1Q21 has been achieved through progress on our framework implementation and product classification. The other relevant drivers include the launch of new sustainable funds and net sales of existing sustainable funds partially offset by market performance
4. Since the beginning of 2021
5. Includes transfer of existing Bonviva clients to the CSX solutions

37

CREDIT SUISSE

Footnotes

Slide 11 Continued progress on reshaping the Investment Bank and investing for growth

1. Allocated capital based on the average of 13.5% RWA and 4.25% Leverage Exposure
2. Client Energy Transition Framework (CETF) reflects CS methodology to assess the climate transition readiness of our clients
3. With the exception of Index Access and APAC Delta One
4. MD hires from January 1, 2021 to March 31, 2022
5. Source: Dealogic as of March 31, 2022
6. Source: Source CMBS Alert as of March 31, 2022
7. Source: Tradeweb as of March 31, 2022

Slide 12 Swiss Bank building on its leading positions

1. Dealogic as of 31 December 2021
2. BCG

Slide 15 Leading the bank and our clients into a sustainable future

1. Environmental Finance
2. Refers to Credit Suisse's assets managed according to the Credit Suisse Sustainable Investment Framework (Sustainable AuM). This includes only AuM balances from managed solutions that to date have been mapped to a sustainability rating of 2 and higher, based on the Framework scale (0-5). The majority of this growth vs. 1Q21 has been achieved through progress on our framework implementation and product classification. The other relevant drivers include the launch of new sustainable funds and net sales of existing sustainable funds partially offset by market performance
3. Refers to Credit Suisse Wealth Management Global Lead Offering funds (including both CS and Third Party Funds) that, as of March 31, 2022, have been mapped to a sustainability classification of 2 and higher, based on the CS Sustainable Investments Framework scale (0-5)

38

CREDIT SUISSE

Footnotes

Slide 18 We have significantly reduced our Russia credit exposure

1. Exposure is net of specific allowances, specific provisions for credit losses and valuation adjustments
2. Post risk mitigation including hedges (derivatives), guarantees, insurance and collateral

Slide 20 Wealth Management and Private Banking Switzerland CBV impacted by adverse market movement; positive NNA across all regions

1. Structural effects, including certain de-risking measures and CHF 10.4 bn related to the sanctions imposed in connection with Russia's invasion of Ukraine

Slide 21 Resilient CET1 capital and leverage ratios

1. FX impact from January to March FX rates
2. With the exception of Index Access and APAC Delta One

Slide 22 Positive gearing to rising USD interest rates

1. As of March 31, 2022

Slide 23 Wealth Management

1. Includes other revenues of CHF (6) mn in 1Q22, CHF (2) mn in 4Q21 and CHF (2) mn in 1Q21
2. 1Q22 mark-to-market losses of CHF (34) mn (net of CHF 7 mn of hedges). 1Q21 included mark-to-market losses of CHF (3) mn (net of CHF 4 mn of hedges)

Slide 24 Investment Bank

1. Other revenues include treasury funding costs and changes in the carrying value of certain investments
2. Source: Dealogic as of March 31, 2022
3. With the exception of Index Access and APAC Delta One
4. Third Party competitive analysis as of FY 2021
5. Archegos impact includes revenues of USD 19 mn, credit provisions release of USD (167) mn and expenses of USD 12 mn

39

CREDIT SUISSE

Footnotes

Slide 25 Swiss Bank

1. Includes other revenues of CHF (26) mn in 1Q22, CHF (18) mn in 4Q21 and CHF (16) mn in 1Q21

Slide 31 Corporate Center

1. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

Slide 32 Oil & Gas / Leveraged Finance exposures

1. Oil & Gas net lending exposure in Corporate Bank
2. Represents non-Investment Grade underwriting exposure

Slide 33 Currency mix & capital metrics

1. Total expenses include provisions for credit losses
2. Sensitivity analysis based on Adjusted numbers and on weighted average exchange rates of USD/CHF of 0.92 and EUR/CHF of 1.01 for 1Q22 LTM results
3. Data based on March 2022 month-end currency mix
4. Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

40

CREDIT SUISSE

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: April 27, 2022
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer